Ignyte Acquisition Corp.

640 Fifth Avenue

New York, NY 10019

September 26, 2022

VIA EDGAR

Attention:	Jenn Do
Lynn Dicker
Daniel Crawford
Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Ignyte Acquisition Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed September 13, 2022
File No. 001-39951

Ladies and Gentleman:

This letter sets forth the response of Ignyte Acquisition Corp. (the “Company” or “Ignyte”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 23, 2022, with respect to the above referenced Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Proxy Statement on Schedule 14A filed September 13, 2022

Peak Bio’s Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 257

1.	We note your response to Comment 9 and reissue in part. Remove the statement that Peak Bio may create a potential Best-in-Class differentiated approach to treating cancer on page 47 because the statement is speculative given Peak Bio’s current stage of development. We also note your new statements on page 257 that Peak Bio’s industry learning enables it “to design ADCs to have improved efficacy, safety, and tolerability relative to existing antibody or ADC therapies” and that “PH-1 or Thailanstatin is being used to generate a pipeline of proprietary ADC product candidates to address patient populations with improved efficacy relative to traditional ADC-based therapies.” Please remove these statements as determinations of efficacy are solely within the authority of the FDA.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47 and 257 of the Revised Proxy Statement in response to the Staff’s comment.

*****

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement, as amended, as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely, IGNYTE ACQUISITION CORP.

By:	/s/ David Rosenberg
Name: David Rosenberg Title: Co-Chief Executive Officer

cc:	David Strupp, Ignyte Acquisition Corp.
Steven Kaplan, Ignyte Acquisition Corp.
Andrew P. Gilbert, DLA Piper LLP (US)
Scott A. Cowan, DLA Piper LLP (US)